UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-56111

CUSIP NUMBER
NOTIFICATION OF LATE FILING	459741 104

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTERNATIONAL LAND ALLIANCE, INC.
Full Name of Registrant

Former Name if Applicable

350 10th Avenue, Suite 1000
Address of Principal Executive Office (Street and Number)

San Diego, California, 92101

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

International Land Alliance, Inc. (the “Registrant”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 (the “Quarterly Report”) by May 15, 2023, filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Quarterly Report and in its previous Annual Report on Form 10-K. As a result, the Registrant is still in the process of compiling required information to complete the Quarterly Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the quarter ended March 31, 2023, to be incorporated in the Quarterly Report. There can be no assurance that the Company will be able to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jason Sunstein	(877)	661-4811
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒

On January 3, 2023, the registrant acquired the remaining 75% of the issued and outstanding units of Rancho Costa Verde Development, LLC (“acquiree”) under a Securities Purchase Agreement (“business acquisition”), which was previously accounted for as an equity-method investment under ASC 323 Investments- Equity Method and Joint Ventures. This business acquisition was determined to be a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X. The registrant should have filed audited annual financial statements of the acquiree pursuant to Rule 3-05 of Regulation S-X and pro forma financial statements pursuant to Article 11 of Regulation S-X, within 75 days after the business acquisition was consummated with a Current Report on Form 8-K.

In addition, the registrant has still not yet filed its Annual Report on Form 10-K for the period ended December 31, 2022 (the “Form 10-K”) which was due April 17, 2023 (including the fifteenth calendar day following the prescribed due date). The Company’s recent acquisition of Rancho Costa Verde Development, LLC required significant number of resources to be devoted to the completion of the transaction, and the securement of financing to fund the ongoing operations of the Company have imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERNATIONAL LAND ALLIANCE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 16, 2023	By:	/s/ Jason Sunstein
Jason Sunstein, Chief Financial Officer and Director

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).